
UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 24, 2025

Stephen Griffin
Chief Financial Officer
Anika Therapeutics, Inc.
32 Wiggins Avenue
Bedford, MA 01730

      **Re: Anika Therapeutics, Inc.**
          **Form 10-K for Fiscal Year Ended December 31, 2024**
          **File No. 001-14027**

Dear Stephen Griffin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences